MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

THIRD QUARTER ENDED SEPTEMBER 30, 2015

As of November 9, 2015

(Dollar amounts expressed in US dollars, unless otherwise indicated)

FORTUNA SILVER MINES INC.

Management’s Discussion and Analysis

For the third quarter ended September 30, 2015

(Dollar amounts expressed in US dollars, unless otherwise indicated)

Management’s discussion and analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Fortuna Silver Mines Inc.’s and its subsidiaries’ (“Fortuna’s” or the “Company’s”) performance and that may affect its future performance. This MD&A was prepared as of November 9, 2015. It should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2014, its unaudited condensed interim consolidated financial statements for the three and nine month periods ended September 30, 2015 (“Q3 2015” and “2015”), and the related notes contained therewith. The Company reports its financial position, financial performance and cash flows in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). This MD&A refers to various non-GAAP financial measures, such as cash cost per tonne of processed ore, cash cost per payable ounce of silver, total production cost per tonne, all-in sustaining cash cost, all-in cash cost, adjusted net income (loss), operating cash flow per share before changes in working capital, income taxes, and interest income, mine operating earnings (loss), and EBITDA. These measures are used by the Company to manage and evaluate operating performance and ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance. However, the measures do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. The Company believes that certain investors use these non-GAAP financial measures to evaluate the Company’s performance. Accordingly, non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with International Financial Reporting Standards (“IFRS”). To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations as required.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “Cautionary Statement on Forward-Looking Statements.”

Management’s Discussion and Analysis Page - 1

Business of the Company

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) is engaged in silver mining and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru and the San Jose silver and gold mine (“San Jose”) in southern Mexico.

Fortuna is a publicly traded company incorporated and domiciled in Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6.

The financial results include the accounts of the Company and its wholly owned subsidiaries: Minera Bateas S.A.C. (“Bateas”); Fortuna Silver (Barbados) Inc. (“Barbados”); Compania Minera Cuzcatlan SA (“Cuzcatlan”); Continuum Resources Ltd. (“Continuum”); Fortuna Silver Mines Peru S.A.C. (“FSM Peru”); and Fortuna Silver Mexico, S.A. de CV. (“FS Mexico”).

Third Quarter 2015 Highlights

Net income for Q3 2015 was $2.6 million compared with income of $7.8 million for the third quarter ended September 30, 2014 (“Q3 2014”), resulting in basic earnings per share of $0.02 (Q3 2014: earnings of $0.06).  Income before income tax for Q3 2015 was $5.6 million compared to $13.0 million in Q3 2014.

The adjusted net income was $2.7 million (Q3 2014: income of $7.8 million) related to the non-cash impairment of materials and supplies inventories of $0.1 million (refer to non-GAAP financial measures).

During Q3 2015, mine operating earnings decreased 38% from Q3 2014, while gross margins (mine operating earnings over sales) decreased from 36% to 26%, reflecting the impact of lower metal prices quarter over quarter.

Silver sold decreased 5% to 1,737,928 ounces from the same period in the prior year, while the realized silver price decreased 22% to $14.88 per ounce. Gold sold increased 12% to 10,998 ounces from the same period in the prior year, while the realized gold price decreased 11% to $1,121.94 per ounce.

Sales comprised 57% silver and 24% gold, compared with 63% and 19%, respectively, in the same period in the prior year.

Cash flow from operations, before changes in working capital, decreased 57% to $7.7 million (Q3 2014: $17.8 million), reflecting an increase of $2.2 million in income taxes paid related to timing issues in the payment of income taxes and an increase of $0.4 million in interest paid related to a credit facility. Operating cash flow per share, before changes in working capital items, decreased to $0.06 (Q3 2014: $0.14) (refer to non-GAAP financial measures). Cash and cash equivalents and short term investments increased to $109.9 million (December 31, 2014: $77.3 million).

Silver production decreased 4% to 1,734,842 ounces (Q3 2014: 1,803,827 ounces) and gold production increased 12% to 10,963 ounces (Q3 2014: 9,751 ounces).

Management’s Discussion and Analysis Page - 2

Consolidated all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $13.79 and below our annual guidance of $16.61 for 2015 (refer to non-GAAP financial measures).

San Jose’s all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $11.83 and below the annual guidance of $16.27 for 2015 (refer to non-GAAP financial measures).

Caylloma’s all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $15.33 and above our annual guidance of $12.78 for 2015 (refer to non-GAAP financial measures).

In the fourth quarter, we expect our sustaining capital expenditures to increase, resulting in an annual consolidated all-in sustaining cash cost per ounce in line with guidance for the year.

Results of Operations

Consolidated Metal Production

	Three months ended September 30,
	2015			2014
Consolidated Metal Production	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Silver (oz)	392,410	1,342,432	1,734,842	588,727	1,215,100	1,803,827
Gold (oz)	272	10,691	10,963	399	9,352	9,751
Lead (000's lbs)	6,357	-	6,357	4,213	-	4,213
Zinc (000's lbs)	10,122	-	10,122	7,148	-	7,148
Production cash cost (US$/oz Ag)*	7.31	2.51	3.58	5.86	2.55	3.63
All-in sustaining cash cost (US$/oz Ag)*	15.33	11.83	13.79	13.31	9.12	11.85

* Net of by-product credits from gold, lead and zinc

	Nine months ended September 30,
	2015			2014
Consolidated Metal Production	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Silver (oz)	1,371,922	3,667,398	5,039,320	1,657,563	3,313,546	4,971,109
Gold (oz)	970	28,763	29,734	1,485	24,935	26,420
Lead (000's lbs)	15,474	-	15,474	12,068	-	12,068
Zinc (000's lbs)	26,230	-	26,230	20,375	-	20,375
Production cash cost (US$/oz Ag)*	6.61	2.83	3.85	6.80	3.32	4.48
All-in sustaining cash cost (US$/oz Ag)*	12.87	11.51	13.37	13.96	12.93	15.12

* Net of by-product credits from gold, lead and zinc

 Consolidated production highlights for Q3 2015 are as follows:

•

Silver production of 1,734,842 ounces; 4% decrease over Q3 2014

Management’s Discussion and Analysis Page - 3

•

Gold production of 10,963 ounces; 12% increase over Q3 2014

•

Lead production of 6,356,875 pounds; 51% increase over Q3 2014

•

Zinc production of 10,121,511 pounds; 42% increase over Q3 2014

•

Cash cost for San Jose of $61.96/t; on track to meet annual guidance of $62.7/t

•

Cash cost for Caylloma of $88.74/t; on track to meet annual guidance of $90.3/t

Silver production decreased 4% in Q3 2015 and increased 1% in the nine months ended September 30, 2015.  Gold production for Q3 2015 and for the nine months ended September 30, 2015, increased over the same periods in the prior year 12% and 13%, respectively, explained largely by the full impact of the commissioning of the San Jose plant expansion from 1,800 to 2,000 tpd in April 2014.  Silver and gold production for the first nine months of 2015 totaled 5.0 million ounces and 29,734 ounces, respectively, reflecting 77% and 84%, respectively, of the Company’s annual guidance (see Fortuna news release dated January 15, 2015).

Consolidated Cash Cost per Payable Ounce of Silver

All-in sustaining cash cost per ounce of payable silver for Q3 2015, net of by-product credits, increased to $13.79 (Q3 2014: $11.85) per ounce as a result of lower payable ounces of silver and higher sustaining capital expenditures (refer to non-GAAP financial measures). All-in sustaining cash cost per payable ounce is expected to move closer in line with annual guidance of $16.61, as the accrual of investments for our main projects has accelerated in the fourth quarter of the year.

San Jose Mine Review

San Jose is an underground silver-gold mine located in the State of Oaxaca in southern Mexico. The following table shows the main variables used by management to measure the operating performance of the mine: throughput, grade, recovery, gold and silver production, and unit costs.

Management’s Discussion and Analysis Page - 4

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Mine Production	San Jose	San Jose	San Jose	San Jose
Tonnes milled	183,068	177,112	544,716	495,257
Average tonnes milled per day	2,053	2,015	2,072	1,897

Silver
Grade (g/t)	247	239	230	232
Recovery (%)	92	89	91	90
Production (oz)	1,342,432	1,215,100	3,667,398	3,313,546
Gold
Grade (g/t)	1.97	1.83	1.81	1.75
Recovery (%)	92	90	91	90
Production (oz)	10,691	9,352	28,763	24,935
Unit Costs
Production cash cost (US$/oz Ag)*	2.51	2.55	2.83	3.32
Production cash cost (US$/tonne)	61.96	61.54	59.90	63.94
Unit Net Smelter Return (US$/tonne)	149.20	168.16	144.25	167.70
All-in sustaining cash cost (US$/oz Ag)*	11.83	9.12	11.51	12.93

* Net of by-product credits from gold

Production for Q3 2015 was 1,342,432 ounces of silver and 10,691 ounces of gold, 10% and 14%, respectively, above production in the same period in the prior year. The increases are the result of higher throughput of 3%, higher head grade, and higher metallurgical recovery. With respect to budget, silver and gold production for the quarter was higher by 28% and 34%, respectively. Average head grades for silver and gold were 247 g/t and 1.97 g/t or 17% and 23%, respectively, above plan.  Metallurgical recoveries for both silver and gold were 92%, or 4% above budget for both. See sales for information on metal sold.

The increase in silver and gold production over budget resulted from higher contributions in ore tonnage and grade from Level 1100 relative to the original 2015 mine plan, both in the Trinidad Central and Trinidad North areas.

The San Jose Mine and processing plant operate at a capacity of 2,000 tpd, with 2015 production projected at 4.6 million ounces of silver and 33.3 thousand ounces of gold (see Fortuna news releases dated January 15, 2015 and July 15, 2015).  Expansion of the mill capacity to 3,000 tpd is underway with a planned commissioning for mid-2016 (see Fortuna news release dated December 17, 2014 and October 15, 2015).  Also, see Fortuna news release dated August 12, 2015.

Work on the third expansion of the San Jose Mine to 3,000 tpd is moving ahead as planned, with detailed engineering and purchase orders for major equipment well advanced (28% progress). We plan to commission the expanded facility in mid-year 2016. The dry stack tailings deposit project is likewise advancing on schedule and within budget with 87% progress as of the end of September 2015.

Management’s Discussion and Analysis Page - 5

Cash cost per tonne of processed ore for Q3 2015 was $61.96/t, or 1% above the cost in the same period in the prior year, and below the annual guidance of $62.7/t.  Compared to Q2 2015, cash cost was 7% higher due mainly to higher mining cost related to preparation and support of level 1100.   Year-to-date (“YTD”) cash cost per tonne was $59.90.  The devaluation of the Mexican peso throughout the year had a positive effect on our costs of $4.67/t.  Excluding this effect, cash cost YTD was 2% above plan for the year.  All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $11.83 for Q3 2015 (refer to non-GAAP financial measures), below the annual guidance of $16.27. All-in sustaining cash cost per payable ounce is expected to move closer in line with annual guidance as the accrual of investments accelerates in the fourth quarter of the year.

Investments in property, plant and equipment and brownfields exploration, on a cash basis, comprised the following expenditures:

Nine months ended September 30, 2015
(Expressed in $ millions)	Cuzcatlan
Plant and equipment	$5.0
Dry stack tailings deposit project	12.8
Equipment and infrastructure	17.8
Infill drilling	1.5
Mine development	3.7
Brownfields exploration	3.1
$26.1

Cash cost per payable ounce of silver and cash cost per tonne of processed ore are non-GAAP financial measures (refer to non-GAAP financial measures for the reconciliation of cash cost to the cost of sales).

Caylloma Mine Review

Caylloma is an underground silver, lead, and zinc mine located in in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the main variables used by management to measure the operating performance of the mine.

Management’s Discussion and Analysis Page - 6

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Mine Production	Caylloma	Caylloma	Caylloma	Caylloma
Tonnes milled	118,086	117,728	348,511	347,763
Average tonnes milled per day	1,312	1,308	1,305	1,302

Silver
Grade (g/t)	127	181	147	175
Recovery (%)	81	86	83	85
Production (oz)	392,410	588,727	1,371,922	1,657,563
Gold
Grade (g/t)	0.26	0.29	0.27	0.32
Recovery (%)	28	36	32	41
Production (oz)	272	399	970	1,485
Lead
Grade (%)	2.59	1.76	2.16	1.70
Recovery (%)	94	92	93	92
Production (000's lbs)	6,357	4,213	15,474	12,068
Zinc
Grade (%)	4.27	3.05	3.75	2.95
Recovery (%)	91	90	91	90
Production (000's lbs)	10,122	7,148	26,230	20,375
Unit Costs
Production cash cost (US$/oz Ag)*	7.31	5.86	6.61	6.80
Production cash cost (US$/tonne)	88.74	91.05	87.12	90.22
Unit Net Smelter Return (US$/tonne)	112.26	156.39	122.44	149.41
All-in sustaining cash cost (US$/oz Ag)*	15.33	13.31	12.87	13.96

* Net of by-product credits from gold, lead and zinc

Silver production for the quarter was 34% below budget, with an average head grade of 127 g/t, 32% below plan.  Management has re-directed mining to focus on base metal-rich zones of the polymetallic Animas Vein.  The decrease in silver production is the result of lower production from the Bateas high-grade silver vein and from Level 6 of the Animas Vein.

Zinc production was 43% above plan with an average head grade of 4.27%, or 40% above plan. Metallurgical recovery for zinc was 91%, or 1% above plan. Lead production was 35% above plan, with an average head grade of 2.59%, or 31% above plan. Metallurgical recovery for lead was 94%, or 2% above budget. Production is now centered on mining of Levels 10 and 12 in the Animas Vein. See sales for information on metal sold.

Cash cost per tonne at Caylloma for Q3 2015 was $88.74 per tonne of processed ore, a decrease of 3% from the same period in the prior year because of lower indirect costs related to headcount, lower distribution cost related to zinc concentrate transport tariffs, and an 11% devaluation of the Peruvian nuevo sol, and was 2% below annual guidance of $90.3/t.  Caylloma’s all-in sustaining cash cost per payable ounce of silver, net of by-product credits was $15.33 for Q3 2015, and $12.87 for the nine months ended September 30, 2015 compared to the annual guidance of $12.78 (refer to non-GAAP financial measures).

Management’s Discussion and Analysis Page - 7

Investments in property, plant and equipment and brownfields exploration, on a cash basis, comprised the following expenditures:

Nine months ended September 30, 2015
(Expressed in $ millions)	Bateas
Equipment and infrastructure	1.5
Mine development	3.6
Brownfields exploration	0.3
$5.4

Caylloma Mine and San Jose Mine Concentrates

The table below shows the production and balance of commercial end products at each of our operating mines.

	QUARTERLY RESULTS				YEAR TO DATE RESULTS
	Three months ended September 30,				Nine months ended September 30,
	2015		2014		2015		2014
Mine Concentrates	Caylloma	San Jose	Caylloma	San Jose	Caylloma	San Jose	Caylloma	San Jose
Silver-Gold
Opening Inventory (t)	-	297	-	314	-	302	-	617
Production (t)	-	5,732	-	5,305	-	16,657	-	14,933
Sales (t)	-	5,725	-	5,435	-	16,615	-	15,351
Adjustment (t)	-	(22)	-	14	-	(61)	-	(1)
Closing Inventory (t)	-	283	-	198	-	283	-	198
Zinc
Opening Inventory (t)	294	-	579	-	464	-	485	-
Production (t)	9,024	-	6,387	-	23,342	-	18,122	-
Sales (t)	8,843	-	6,574	-	23,383	-	18,245	-
Adjustment (t)	12	-	16	-	66	-	46	-
Closing Inventory (t)	488	-	408	-	488	-	408	-
Lead-Silver
Opening Inventory (t)	224	-	234	-	220	-	208	-
Production (t)	5,364	-	3,735	-	12,982	-	10,717	-
Sales (t)	5,106	-	3,709	-	12,762	-	10,722	-
Adjustment (t)	17	-	26	-	60	-	84	-
Closing Inventory (t)	500	-	287	-	500	-	287	-

Property Option Agreements

Management’s Discussion and Analysis Page - 8

Tlacolula Property

Pursuant to an agreement dated September 14, 2009, as amended December 18, 2012 and November 10, 2014, the Company, through its wholly owned subsidiary Cuzcatlan, holds an option (the “option”) to acquire a 60% interest (the “interest”) in the Tlacolula silver project (the “property”) located in the State of Oaxaca, Mexico, from Radius Gold Inc.’s wholly owned subsidiary, Radius (Cayman) Inc. (“Radius”).

The Company can earn the interest by spending $2.0 million, which includes a commitment to drill 1,500 meters within 12 months after Cuzcatlan has received a permit to drill the property, by making staged payments totaling $0.30 million in cash, and by providing $0.25 million in common shares of the Company to Radius according to the following schedule:

➢

$0.02 million in cash and $0.02 million cash equivalent in shares upon stock exchange approval;

➢

$0.03 million in cash and $0.03 million cash equivalent in shares by January 15, 2011;

➢

$0.05 million in cash and $0.05 million cash equivalent in shares by January 15, 2012;

➢

$0.05 million in cash and $0.05 million cash equivalent in shares by January 15, 2013;

➢

$0.05 million in cash by January 19, 2015; and,

➢

$0.10 million in cash and $0.10 million cash equivalent in shares within 90 days after Cuzcatlan has completed the first 1,500 meters of drilling on the property of which has not occurred.

Upon completion of the cash payments and share issuances and incurring the exploration expenditures as set forth above, the Company will be deemed to have exercised the option and to have acquired a 60% interest in the property, whereupon a joint venture will be formed to further develop the property on the basis of the Company owning 60% and Radius 40%. Radius has the right to terminate the agreement if the option is not exercised by January 31, 2017.

As of September 30, 2015, the Company had issued an aggregate of 34,589 common shares of the Company to Radius, with a fair market value of $0.15 million, and paid $0.20 million in cash according to the terms of the option agreement.  Joint venture has not been formed as of yet.

Quarterly Information

The following table provides information for eight fiscal quarters up to September 30, 2015:

Management’s Discussion and Analysis Page - 9

	Quarters ended
	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013
Expressed in $000’s, except per share data	30-Sep-15	30-Jun-15	31-Mar-15	31-Dec-14	30-Sep-14	30-Jun-14	31-Mar-14	31-Dec-13
Sales	39,041	38,871	39,804	37,823	46,384	44,319	45,480	36,377
Mine operating earnings	10,333	10,402	12,581	10,052	16,720	16,277	17,204	10,373
Operating income (loss)	6,099	4,775	7,961	3,653	13,201	7,623	9,273	(8,312)
Net income (loss)	2,592	236	3,854	57	7,824	2,868	4,853	(14,930)
Earnings (loss) per share, basic	0.02	-	0.03	-	0.06	0.02	0.04	(0.12)
Earnings (loss) per share, diluted	0.02	-	0.03	-	0.06	0.02	0.04	(0,12)

Total assets	398,648	392,488	351,260	350,310	342,413	330,791	318,349	302,215
Long term bank loan	39,487	39,470	-	-	-	-	-	-
Other liabilities	4,353	5,701	4,578	4,661	4,076	5,269	4,076	2,343

During Q3 2015, sales and mine operating earnings remained relatively unchanged from Q2 2015, while operating income increased 28% to $6.1 million.  This reflects a recovery of share-based payments of $1.5 million in Q3 2015 compared with a $1.2 million charge in Q2 2015 as a result of the decline in the Company’s share price in Q3 2015.

During Q2 2015, sales decreased 2%, or $0.9 million, from Q1 2015, due mostly to negative mark-to-market adjustment increases of $1.0 million. Operating income decreased 40%, or $3.2 million, from Q1 2015 as a result of $2.2 million in lower mine operating earnings, $0.4 million in higher share-based payment costs, $0.9 million in higher foreign exchange costs, $0.4 million in lower corporate costs, and $0.7 million in higher interest expense related to a bank loan. The Company’s long term bank loan includes a $40.0 million bank loan, net of unamortized transaction costs of $0.5 million, for working capital requirements and general corporate purposes.

During Q1 2015, sales increased 5%, or $2.0 million, from Q4 2014, due mostly to higher gold and base metal sold. The Company’s realized prices for silver and gold both increased 2% to $16.65 and $1,215.57 per ounce, respectively. Operating income increased twofold from Q4 2014 as mine operating earnings increased $2.5 million and as restructuring and severance costs declined from $1.1 million to $nil in Q1 2015.

During Q4 2014, sales decreased 18%, or $8.6 million, from Q3 2014 as metal prices decreased. The Company’s realized prices for silver and gold declined 15% and 6%, respectively, to $16.33 and $1,192.86 per ounce, respectively. During the fourth quarter of 2014, the Company’s operating income was negatively affected by the mark-to-market effects on share-based compensation expense of $1.4 million, compared with a recovery of $0.8 million in Q3 2014. In addition, as a result of declining metal prices the Company restructured its operations and incurred restructuring and severance costs of $1.1 million during the fourth quarter of 2014 that negatively affected its operating income in that quarter.

During Q3 2014, sales increased 5%, or $2.1 million, from Q2 2014 as a result of Caylloma’s and San Jose’s provisional sales increasing $1.9 million and $3.8 million, respectively, and being offset by negative price and mark-to-market adjustments that increased $1.0 million and $2.1 million, respectively. During Q3 2014, operating income increased 73% to $13.2 million from Q2 2014 as selling, general and administrative expenses decreased $5.1 million, or 60%, to $3.5 million. The decrease in selling, general and administrative expenses is mainly attributed to the positive effect of mark-to-market effects on share-based compensation of $4.1 million over Q2 2014.

Management’s Discussion and Analysis Page - 10

During Q2 2014, sales decreased 3%, or $1.2 million, from Q1 2014 as a result of San Jose’s provisional sales declining $1.9 million, offset by positive adjustments of $0.7 million. San Jose’s provisional sales of silver and gold declined 2% and 5%, respectively, from Q1 2014, along with lower realized silver and gold prices of 3% and 1%, respectively.

During Q1 2014, sales increased 25% from Q4 2013 as a result of increases in silver and gold sold, of 17% and 29%, respectively, offset by a lower realized silver price of 2%. Mine operating earnings (refer to non-GAAP financial measures) increased 66% from Q4 2013 because of increased sales and the Company’s continuing efforts to contain costs. In Q4 2013, a net loss reflected a non-cash impairment charge of $10.2 million, net of tax (Q3 2013: $nil), and a non-cash income tax provision of $7.7 million resulting from Mexico’s special mining royalty.

Management’s Discussion and Analysis Page - 11

Third Quarter 2015 Financial Results

Summary of Financial Results

	Three months ended September 30,
(Expressed in $ millions)	2015	2014	% Chg
Sales	$39.0	$46.4	(16%)
Cost of Sales	28.7	29.7	(3%)
Mine operating earnings *	$10.3	$16.7	(38%)
as a % of Sales	26%	36%	(27%)
Selling, general and administrative expenses	2.3	3.6	(36%)
Foreign exchange (gain) loss	1.7	(0.2)	(950%)
Operating income	6.1	13.2	(54%)
as a % of Sales	16%	28%	(45%)
Income before tax	5.6	13.0	(57%)
Net income	2.6	7.8	(67%)
as a % of Sales	7%	17%
Operating cash flow before changes in working capital *	$7.7	$17.8	(57%)

Note: Figures may not add due to rounding

Note: * Mine operating earnings and Operating cash flow per share before changes in working capital are non-GAAP financial measures

Q3 2015 net income amounted to $2.6 million (Q3 2014: $7.8 million), resulting in basic earnings per share of $0.02 (Q3 2014: earnings of $0.06).    Income before income tax for Q3 2015 was $5.6 million, 57% below Q3 2014.  This was attributable to a 16% reduction in sales as a result of a 22% lower realized silver price compared with Q3 2014.  In addition, results in Q3 2015 were impacted by a foreign exchange charge of $1.7 million (Q3 2014: credit $0.2 million) which was partially offset by lower selling, general and administrative expenses (“G&A expenses”) of $1.3 million.

Cash flow from operations, before changes in working capital and after income taxes paid, decreased 57% to $7.7 million (Q3 2014: $17.8 million) mainly related to timing issues in the payment of income taxes at our Mexican operation, which resulted in total payments of $3.1 million (Q3 2014: $0.9 million).

For the nine month period up to September 30, 2015, the Company paid $17.5 million in income tax comprising of: $8.9 million in income tax related to the 2014 fiscal period and $8.6 million in tax installments related to the 2015 fiscal period.  The current income tax incurred in the nine month period up to September 30, 2015 is $8.7 million.

Operating cash flow per share, before changes in working capital items, decreased to $0.06 (Q3 2014: $0.14) (refer to non-GAAP financial measures).

Sales

The following table summarizes the details of sales by region and component:

Management’s Discussion and Analysis Page - 12

	QUARTERLY RESULTS
	Three months ended September 30,
	2015			2014
Sales and Realized Prices	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
(Expressed in $ millions, unless otherwise noted)
Provisional Sales	13.0	27.4	40.4	18.6	30.4	49.0
Adjustments *	(0.7)	(0.7)	(1.4)	(0.7)	(1.9)	(2.6)
Sales	12.2	26.8	39.0	17.9	28.5	46.4

Silver
Provisional Sales (oz)	387,986	1,349,943	1,737,928	590,349	1,246,324	1,836,673
Realized Price ($/oz)**	14.86	14.89	14.88	19.62	18.91	19.14
Net Realized Price ($/oz)***	12.69	13.34	13.19	17.13	16.94	17.00
Gold
Provisional Sales (oz)	280	10,718	10,998	422	9,417	9,838
Realized Price ($/oz)**	1,137.69	1,121.53	1,121.94	1,288.25	1,265.55	1,266.53
Net Realized Price ($/oz)***	458.16	880.17	869.43	865.83	983.94	978.88
Lead
Provisional Sales (000’s lb)	6,046	-	6,046	4,173	-	4,173
Realized Price ($/lb)**	0.78	-	0.78	0.99	-	0.99
Net Realized Price ($/lb)***	0.55	-	0.55	0.73	-	0.73
Zinc
Provisional Sales (000’s lb)	9,927	-	9,927	7,361	-	7,361
Realized Price ($/lb)**	0.84	-	0.84	1.05	-	1.05
Net Realized Price ($/lb)***	0.46	-	0.46	0.69	-	0.69

* Adjustments consists of mark-to-market and final price adjustments, and final assay adjustments

** Based on provisional sales before final price adjustments

***Net after payable metal deductions, treatment, and refining charges

     Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose

Sales for Q3 2015 were $39.0 million, 16% below Q3 2014’s $46.4 million. Silver ounces sold decreased 5%, and gold ounces sold increased 12%, while realized prices for silver and gold decreased 22% to $14.88 per ounce, and 11% to $1,121.94 per ounce, respectively. Sales at San Jose decreased 6% to $26.8 million (Q3 2014: $28.5 million) as a result of lower realized prices for silver. Sales at Caylloma decreased 32% to $12.2 million (Q3 2014: $17.9 million) as a result of lower sales and lower realized prices for silver.

The Company’s metal concentrates are provisionally priced at the time of sale based on the prevailing commodity market price. Final prices are set in a period subsequent to the date of sale based on a specified quotational period, either one, two, or three months after delivery. Under current sales contracts, final pricing for all concentrates takes place one month after the month of sale. Our recorded sales during Q3 2015 consisted of provisional sales of $40.4 million (Q3 2014: $49.0 million); negative price and mark-to-market adjustments of $1.4 million (Q3 2014: negative $1.8 million); and assay adjustments of $nil (Q3 2014: negative $0.8 million).

The net realized prices shown above are calculated based on provisional sales pricing and on contained metals in concentrate sold and after accounting for payable metal deductions, treatment, and refining charges before government royalties. To establish the net realized price for silver, treatment charges on our mineral concentrates are allocated to the base metals at Caylloma and to gold at San Jose. The Company has not hedged its exposure to metal price risks.

Mine Operating (Loss) Earnings, Operating (Loss) Income, and EBITDA

The following table summarizes the details of mine operating earnings, operating (loss) income, and EBITDA by region and component:

Management’s Discussion and Analysis Page - 13

	Three months ended September 30,
	2015				2014				%
(Expressed in $ millions)	Corporate	Bateas	Cuzcatlan	Total	Corporate	Bateas	Cuzcatlan	Total	Change
Mine operating earnings*	$ -	$ (0.2)	$ 10.5	$ 10.3	$ -	$ 4.7	$ 12.0	$ 16.7	(38%)
as a % of Sales	0%	-1%	39%	26%	0%	26%	42%	36%	(27%)
Other expenses
Selling, general and administrative expenses	0.5	0.6	1.2	2.3	1.4	0.9	1.3	3.6	(36%)
as a % of Sales	0%	5%	4%	6%	0%	5%	5%	8%	(24%)
Operating (loss) income	(1.0)	(0.8)	8.1	6.3	(1.1)	3.7	10.7	13.3	(53%)
as a % of Sales	0%	(7%)	30%	16%	0%	21%	38%	29%	(44%)
Add back: Depletion and depreciation**	0.1	2.3	4.3	6.7	0.1	1.9	4.2	6.2	8%
Add back: Share-based payments**	(1.5)	-	-	(1.5)	(0.8)	-	-	(0.8)	88%
EBITDA*	$ (2.4)	$ 1.5	$ 12.4	$ 11.5	$ (1.8)	$ 5.6	$ 14.9	$ 18.7	(39%)

Note: Figures may not add due to rounding

Note: * Mine operating earnings and EBITDA are non-GAAP financial measures

Note: ** included in cost of sales or selling, general and administrative expenses

During Q3 2015, mine operating earnings decreased 38% from Q3 2014, while gross margins (mine operating earnings over sales) decreased from 36% to 26%. At the Cuzcatlan Mine, operating earnings decreased 13%, as lower prices were partially offset by higher silver and gold sold.  Gross margin, at Cuzcatlan Mine, fell from 42% to 39% as the negative impact of metal prices was partially compensated by higher head grades and metallurgical recoveries compared with Q3 2014.  Bateas recorded a mine operating loss, corresponding to a decrease of 104%, reflecting the negative impact of lower realized silver, zinc, and lead prices and higher depletion charges of 20%.

During Q3 2015, operating income decreased 54% to $6.1 million from Q3 2014, while operating margins decreased from 28% to 16% compared with Q3 2014.

Selling, General and Administrative Expenses

The following table summarizes the details of selling, general and administrative expenses by region and component:

Management’s Discussion and Analysis Page - 14

	Expressed in $ millions
	Three months ended September 30,
	2015				2014
	Corporate	Bateas	Cuzcatlan	Total	Corporate	Bateas	Cuzcatlan	Total
General and administrative expenses	$ 2.0	$ 0.6	$ 1.1	$ 3.7	$ 2.2	$ 0.8	$ 1.0	$ 4.0
Share-based payments	(1.5)	-	-	(1.5)	(0.8)	-	-	(0.8)
Workers’ participation	-	-	0.1	0.1	-	0.1	0.3	0.4
	$ 0.5	$ 0.6	$ 1.2	$ 2.3	$ 1.4	$ 0.9	$ 1.3	$ 3.6

Selling, general and administrative expenses for Q3 2015 decreased 36%, or $1.3 million, to $2.3 million (Q3 2014: $3.6 million). The main driver for the decrease was a share-based payments recovery of $1.5 million, a $0.7 million increase in recovery, compared with the same period in the prior year, that was mostly related to mark-to-market effects stemming from the performance of our share price.  Also contributing to the decrease were lower workers’ participation of $0.3 million, and lower general and administrative expenses of $0.3 million.

Foreign exchange loss (gain)

For the three months ended September 30, 2015 and 2014, the foreign exchange loss (gain) by reportable segments were as follows:

Expressed in $ millions
Three months ended September 30,
2015				2014
Corporate	Bateas	Cuzcatlan	Total	Corporate	Bateas	Cuzcatlan	Total
$ 0.7	$ 0.1	$ 0.9	$ 1.7	$ (0.4)	$ 0.2	$ -	$ (0.2)

The increase in the foreign exchange loss by $1.9 million to $1.7 million is a result of the devaluation of the Mexican pesos and Canadian dollar.

Other Operating Expenses

The following table summarizes the details of other operating expenses:

	Expressed in $’000’s
	Three months ended September 30,
Other operating expenses are comprised of:	2015	2014
Loss on disposal of mineral properties, plant and equipment	$-	$52
Impairment of inventories	212	-
Total other operating expenses	$212	$52

Income Taxes

The following table summarizes the details of income taxes by region and component:

Management’s Discussion and Analysis Page - 15

	Expressed in $ millions
	Three months ended September 30,
	2015			2014
Income taxes	Peru	Mexico	Total	Peru	Mexico	Total
Current income tax	$ (0.1)	$ 2.6	$ 2.5	$ 1.4	$ 4.4	$ 5.8
Deferred income tax	0.4	0.1	0.5	0.4	(1.1)	(0.7)
	$ 0.3	$ 2.7	$ 3.0	$ 1.8	$ 3.3	$ 5.1

Income taxes for Q3 2015 decreased to $3.0 million (Q3 2014: $5.1 million) as current income tax decreased $3.3 million and deferred income tax increased $1.2 million.

Nine Month 2015 Financial Results

Summary of Financial Results

	Nine months ended September 30,
(Expressed in $ millions)	2015	2014	% Chg
Sales	$117.7	$136.2	(14%)
Cost of Sales	84.4	86.0	(2%)
Mine operating earnings *	$33.3	$50.2	(34%)
as a % of Sales	28%	37%	(23%)
Selling, general and administrative expenses	13.2	20.3	(35%)
Foreign exchange (gain) loss	0.8	(0.2)	(500%)
Operating income	18.8	30.1	(38%)
as a % of Sales	16%	22%	(28%)
Income before tax	18.0	29.5	(39%)
Net income	6.7	15.5	(57%)
as a % of Sales	6%	11%
Operating cash flow before changes in working capital *	$19.8	$49.8	(60%)

Note: Figures may not add due to rounding

Note: * Mine operating earnings and Operating cash flow per share before changes in working capital are non-GAAP financial measures

Sales

The following table summarizes the details of sales by region and component:

Management’s Discussion and Analysis Page - 16

	YEAR TO DATE RESULTS
	Nine months ended September 30,
	2015			2014
Sales and Realized Prices	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
(Expressed in $ millions, unless otherwise noted)
Provisional Sales	42.8	77.4	120.2	52.2	85.4	137.6
Adjustments *	(1.1)	(1.4)	(2.5)	(1.0)	(0.5)	(1.5)
Sales	41.7	76.0	117.7	51.2	85.0	136.2

Silver
Provisional Sales (oz)	1,392,661	3,611,215	5,003,876	1,665,087	3,418,152	5,083,239
Realized Price ($/oz)**	16.05	15.88	15.92	19.87	19.65	19.72
Net Realized Price ($/oz)***	13.81	14.28	14.15	17.24	17.69	17.54
Gold
Provisional Sales (oz)	997	28,347	29,344	1,510	25,478	26,988
Realized Price ($/oz)**	1,198.74	1,171.93	1,172.84	1,299.86	1,281.95	1,282.95
Net Realized Price ($/oz)***	662.25	910.80	902.36	950.72	980.68	979.00
Lead
Provisional Sales (000’s lb)	15,205	-	15,205	12,063	-	12,063
Realized Price ($/lb)**	0.82	-	0.82	0.96	-	0.96
Net Realized Price ($/lb)***	0.60	-	0.60	0.72	-	0.72
Zinc
Provisional Sales (000’s lb)	26,270	-	26,270	20,516	-	20,516
Realized Price ($/lb)**	0.92	-	0.92	0.97	-	0.97
Net Realized Price ($/lb)***	0.53	-	0.53	0.65	-	0.65

* Adjustments consists of mark-to-market and final price adjustments, and final assay adjustments

** Based on provisional sales before final price adjustments

***Net after payable metal deductions, treatment, and refining charges

     Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose

Sales for the nine months ended September 30, 2015, were $117.7 million, 14% below the same period in the prior year (2014: $136.2 million). Silver sold decreased 2% and gold ounces sold increased 9%, while realized prices for silver and gold decreased 19% and 9%, respectively. Sales at San Jose decreased 11% to $76.0 million (2014: $85.0 million) as a result of lower realized prices for silver. Sales at Caylloma decreased 19% to $41.7 million (2014: $51.2 million) as a result of lower realized prices for silver.

Sales comprised 59% silver and 22% gold, compared with 65% and 19%, respectively, in the prior year nine month period.

The Company’s metal concentrates are provisionally priced at the time of sale based on the prevailing commodity market price. Final prices are set in a period subsequent to the date of sale based on a specified quotational period, either one, two, or three months after delivery. Under current sales contracts, final pricing for all concentrates takes place one month after the month of sale. Our recorded sales during the nine months ended September 30, 2015, consisted of provisional sales of $120.2 million (2014: $137.6 million); negative price and mark-to-market adjustments of $1.7 million (2014: $nil); and negative assay adjustments of $0.8 million (2014: negative $1.4 million).

Management’s Discussion and Analysis Page - 17

The net realized prices shown above are calculated based on provisional sales pricing and on contained metals in concentrate sold and after accounting for payable metal deductions, treatment, and refining charges before government royalties. To establish the net realized price for silver, treatment charges on our mineral concentrates are allocated to the base metals at Caylloma and to gold at San Jose. The Company has not hedged its exposure to metal price risks.

Mine Operating Earnings, Operating (Loss) Income, and EBITDA

The following table summarizes the details of mine operating earnings, operating (loss) income, and EBITDA by region and component:

	Nine months ended September 30,
	2015				2014				%
(Expressed in $ millions)	Corporate	Bateas	Cuzcatlan	Total	Corporate	Bateas	Cuzcatlan	Total	Change
Mine operating earnings*	$ -	$ 4.1	$ 29.2	$ 33.3	$ -	$ 13.2	$ 37.0	$ 50.2	(34%)
as a % of Sales	0%	10%	38%	28%	0%	26%	44%	37%	(23%)
Other expenses
Selling, general and administrative expenses	7.7	2.0	3.5	13.2	14.0	2.7	3.6	20.3	(35%)
as a % of Sales	0%	5%	5%	11%	0%	5%	4%	15%	(25%)
Operating (loss) income	(7.5)	1.9	24.7	19.1	(13.4)	10.2	33.4	30.2	(37%)
as a % of Sales	0%	5%	33%	16%	0%	20%	39%	22%	(27%)
Add back: Depletion and depreciation**	0.5	6.7	12.3	19.5	0.4	5.5	12.1	18.0	8%
Add back: Share-based payments**	0.5	-	-	0.5	5.2	-	-	5.2	(90%)
EBITDA*	$ (6.5)	$ 8.6	$ 37.0	$ 39.1	$ (7.8)	$ 15.7	$ 45.5	$ 53.4	(27%)

Note: Figures may not add due to rounding

Note: * Mine operating earnings and EBITDA are non-GAAP financial measures

Note: **included in cost of sales or selling, general and administrative expenses

For the nine months ended September 30, 2015, mine operating earnings decreased 34% from the prior year nine month period, while gross margins (mine operating earnings over sales) decreased from 37% to 28%. The impact of lower metal prices on gross margins was partially offset by lower unit cash costs at Cuzcatlan and Bateas (down 6% and 3%, respectively). Mine operating earnings decreased 21% at Cuzcatlan and 69% at Bateas, whereas depreciation and depletion were higher than in the prior year period (3% at Cuzcatlan and 22% at Bateas).

During the nine months ended September 30, 2015, operating income decreased 38% to $18.8 million from the prior year nine month period, while operating margins decreased from 22% to 16%. Lower mine operating earnings were partially offset by 35% lower selling, general and administrative expenses.

Selling, General and Administrative Expenses

The following table summarizes the details of selling, general and administrative expenses by region and component:

Management’s Discussion and Analysis Page - 18

	Expressed in $ millions
	Nine months ended September 30,
	2015				2014
	Corporate	Bateas	Cuzcatlan	Total	Corporate	Bateas	Cuzcatlan	Total
General and administrative expenses	$ 7.2	$ 1.9	$ 3.1	$ 12.2	$ 8.8	$ 2.6	$ 2.8	$ 14.2
Share-based payments	0.5	-	-	0.5	5.2	-	-	5.2
Workers’ participation	-	0.1	0.4	0.5	-	0.1	0.8	0.9
	$ 7.7	$ 2.0	$ 3.5	$ 13.2	$ 14.0	$ 2.7	$ 3.6	$ 20.3

Selling, general and administrative expenses for the nine months ended September 30, 2015 decreased 35%, or $7.1 million, to $13.2 million (2014: $20.3 million). The main driver for the decrease was the decline in share-based payments to $0.5 million; a $4.7 million reduction compared with the prior year nine month period that was mostly related to mark-to-market effects stemming from the performance of our share price. Also contributing to the decrease were lower general and administrative expenses of $2.0 million, and lower workers’ participation of $0.4 million.

Foreign exchange loss (gain)

For the nine months ended September 30, 2015 and 2014, the foreign exchange loss (gain) by reportable segments were as follows:

Expressed in $ millions
Nine months ended September 30,
2015				2014
Corporate	Bateas	Cuzcatlan	Total	Corporate	Bateas	Cuzcatlan	Total
$ -	$ 0.1	$ 0.7	$ 0.8	$ (0.4)	$ 0.2	$ -	$ (0.2)

The increase in the foreign exchange loss by $1.0 million to $0.8 million is a result of the devaluation of the Mexican pesos and Canadian dollar.

Other Operating Expenses

The following table summarizes the details of other operating expenses:

	Expressed in $’000’s
	Nine months ended September 30,
Other operating expenses are comprised of:	2015	2014
Loss on disposal of mineral properties, plant and equipment	$17	$88
Impairment of inventories	212	-
Total other operating expenses	$229	$88

Management’s Discussion and Analysis Page - 19

Income Taxes

The following table summarizes the details of income taxes by region and component:

	Expressed in $ millions
	Nine months ended September 30,
	2015			2014
Income taxes	Peru	Mexico	Total	Peru	Mexico	Total
Current income tax	$ 1.6	$ 7.1	$ 8.7	$ 3.4	$ 8.0	$ 11.4
Deferred income tax	1.0	1.6	2.6	0.7	1.8	2.5
	$ 2.6	$ 8.7	$ 11.3	$ 4.1	$ 9.8	$ 13.9

Income taxes for the nine months ended September 30, 2015, decreased to $11.3 million (2014: $13.9 million) as current income tax decreased $2.7 million and deferred income tax increased $0.1 million.

Non-GAAP Financial Measures

Cash cost per payable ounce of silver and cash cost per tonne of processed ore (non-GAAP financial measure)

Cash cost per payable ounce of silver and cash cost per tonne of processed ore are key performance measures that management uses to monitor performance. Management believes that certain investors also use these non-GAAP financial measures to evaluate the Company’s performance. Cash costs are an industry-standard method of comparing certain costs on a per unit basis; however, they do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (“IFRS”), and, therefore, amounts presented may not be comparable with similar data presented by other mining companies.

The following tables present a reconciliation of cash costs per tonne of processed ore and cash costs per payable ounce of silver to the cost of sales in the consolidated financial statements for the three and nine months ended September 30, 2015 and 2014:

Management’s Discussion and Analysis Page - 20

Consolidated Mine Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q3 2015	YTD Q3 2015	Q3 2014	YTD Q3 2014

Cost of sales [1]	28,708	84,400	29,664	85,982
Add / (Subtract):
Change in concentrate inventory	531	319	(383)	(1,136)
Depletion and depreciation in concentrate inventory	(127)	(102)	107	281
Government royalties and mining taxes	(266)	(886)	(372)	(1,090)
Workers participation	(537)	(1,935)	(1,322)	(3,772)
Depletion and depreciation	(6,488)	(18,804)	(6,076)	(17,224)
Cash cost (A)	21,821	62,992	21,618	63,041

Cash cost (A)	21,821	62,992	21,618	63,041
Add / (Subtract):
By-product credits from gold, lead and zinc	(17,715)	(49,924)	(17,534)	(47,842)
Refining charges	1,849	5,497	2,150	6,021
Cash cost applicable per payable ounce (B)	5,955	18,565	6,234	21,220

Payable ounces of silver production (C)	1,661,524	4,824,029	1,715,469	4,738,129

Cash cost per ounce of payable silver ($/oz) (B/C)	3.58	3.85	3.63	4.48

(1) Includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation

Management’s Discussion and Analysis Page - 21

San Jose Mine Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q3 2015	YTD Q3 2015	Q3 2014	YTD Q3 2014

Cost of sales [1]	16,274	46,793	16,527	47,961
Add / (Subtract):
Change in concentrate inventory	(31)	(104)	(415)	(1,372)
Depletion and depreciation in concentrate inventory	9	20	114	330
Government royalties and mining taxes	(112)	(351)	(131)	(416)
Workers participation	(577)	(1,599)	(1,012)	(3,100)
Depletion and depreciation	(4,221)	(12,128)	(4,184)	(11,736)
Cash cost (A)	11,342	32,631	10,899	31,667

Total processed ore (tonnes) (B)	183,068	544,716	177,112	495,257

Cash cost per tonne of processed ore ($/t) (A/B)	61.96	59.90	61.54	63.94

Cash cost (A)	11,342	32,631	10,899	31,667
Add / (Subtract):
By-product credits from gold	(9,401)	(26,198)	(9,200)	(24,453)
Refining charges	1,289	3,521	1,255	3,298
Cash cost applicable per payable ounce ( C)	3,230	9,954	2,954	10,512

Payable ounces of silver production (D)	1,288,735	3,520,703	1,156,178	3,163,444

Cash cost per ounce of payable silver ($/oz) (C/D)	2.51	2.83	2.55	3.32

Mining cost per tonne	34.65	32.11	29.30	31.06
Milling cost per tonne	13.60	14.50	15.98	16.80
Indirect cost per tonne	8.13	7.83	9.41	9.64
Community relations cost per tonne	1.40	1.09	1.43	1.15
Distribution cost per tonne	4.18	4.37	5.42	5.29
Total production cost per tonne	61.96	59.90	61.54	63.94

1 includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation

Management’s Discussion and Analysis Page - 22

Caylloma Mine Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q3 2015	YTD Q3 2015	Q3 2014	YTD Q3 2014

Cost of sales [1]	12.434	37,607	13,137	38,021
Add / (Subtract):
Change in concentrate inventory	562	423	32	236
Depletion and depreciation in concentrate inventory	(136)	(122)	(7)	(49)
Government royalties and mining taxes	(154)	(535)	(241)	(674)
Workers participation	40	(336)	(310)	(672)
Depletion and depreciation	(2,267)	(6,676)	(1,892)	(5,488)
Cash cost (A)	10,479	30,361	10,719	31,374

Total processed ore (tonnes) (B)	118,086	348,510	117,728	347,763

Cash cost per tonne of processed ore ($/t) (A/B)	88.74	87.12	91.05	90.22

Cash cost (A)	10,479	30,361	10,719	31,374
Add / (Subtract):
By-product credits from gold, lead and zinc	(8,314)	(23,726)	(8,334)	(23,389)
Refining charges	560	1,976	895	2,723
Cash cost applicable per payable ounce ( C)	2,725	8,611	3,280	10,708

Payable ounces of silver production (D)	372,789	1,303,326	559,291	1,574,685

Cash cost per ounce of payable silver ($/oz) (C/D)	7.31	6.61	5.86	6.80

Mining cost per tonne	45.55	45.57	43.09	43.38
Milling cost per tonne	14.18	14.42	15.38	15.30
Indirect cost per tonne	19.68	19.33	23.05	22.69
Community relations cost per tonne	0.80	0.31	0.88	0.55
Distribution cost per tonne	8.53	7.49	8.65	8.30
Total production cost per tonne	88.74	87.12	91.05	90.22

1 includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation.

Management’s Discussion and Analysis Page – 23

All-in cash cost per payable ounce of silver (non-GAAP financial measure)

The Company believes that “all-in sustaining costs” and “all-in costs” better meet the needs of analysts, investors, and other stakeholders of the Company in understanding the costs associated with producing silver, the economics of silver mining, the Company’s operating performance, and the Company’s ability to generate free cash flow from current operations and on an overall company basis.

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost-performance measure; however, this performance measure has no standardized meaning. Effective June 30, 2013, the Company conformed its all-in sustaining definition to that set out in the guidance note released by the World Gold Council (“WGC,” a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies) on June 27, 2013, and that came into effect January 1, 2014.

All-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under the IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with the IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under the IFRS. Although the WGC has published a standardized definition, companies may calculate these measures differently.

All-in sustaining costs include total production cash costs incurred at the Company’s mining operations, which form the basis of the Company’s by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfields exploration expenditures. The Company believes that this measure represents the total costs of producing silver from operations and provides the Company and stakeholders of the Company with additional information on the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from operations, new project capital is not included. Certain other cash expenditures, including tax payments, dividends, and financing costs, are also not included. The Company reports this measure on a silver ounce sold basis.

The following tables provide a reconciliation of all-in sustaining costs per ounce in the consolidated financial statements for the three and nine months ended September 30, 2015 and 2014:

Management’s Discussion and Analysis Page - 24

Consolidated Mine All-in Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q3 2015	YTD Q3 2015	Q3 2014	YTD Q3 2014
Cash cost applicable per payable ounce	5,955	18,565	6,234	21,220
Government royalty and mining tax	794	2,811	372	1,090
Workers’ participation	683	2,414	1,637	4,692
Selling, general and administrative expenses (operations)	1,642	5,069	1,755	5,382
Adjusted operating cash cost	9,074	28,859	9,998	32,384
Selling, general and administrative expenses (corporate)	1,949	7,175	2,323	8,718
Sustaining capital expenditures[1]	10,429	25,049	6,053	25,012
Brownfields exploration expenditures[1]	1,463	3,404	1,953	5,525
All-in sustaining cash cost	22,915	64,487	20,327	71,639
Non-sustaining capital expenditures[1]	2,846	3,032	374	858
All-in cash cost	25,761	67,519	20,701	72,497
Payable ounces of silver operations	1,661,524	4,824,029	1,715,469	4,738,129
All-in sustaining cash cost per payable ounce of silver	13.79	13.37	11.85	15.12
All-in cash cost per payable ounce of silver	15.50	14.00	12.07	15.30

1 presented on a cash basis

San Juan Mine All-in Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q3 2015	YTD Q3 2015	Q3 2014	YTD Q3 2014
Cash cost applicable per payable ounce	3,230	9,954	2,954	10,512
Government royalty and mining tax	640	2,276	131	416
Workers’ participation	721	1,999	1,265	3,875
Selling, general and administrative expenses (operations)	1,072	3,114	952	2,832
Adjusted operating cash cost	5,663	17,343	5,302	17,635
Sustaining capital expenditures[1]	8,238	20,121	3,455	18,440
Brownfields exploration expenditures[1]	1,344	3,052	1,791	4,832
All-in sustaining cash cost	15,245	40,516	10,548	40,907
Non-sustaining capital expenditures[1]	2,738	2,891	439	871
All-in cash cost	17,983	43,407	10,987	41,778
Payable ounces of silver operations	1,288,735	3,520,703	1,156,178	3,163,444
All-in sustaining cash cost per payable ounce of silver	11.83	11.51	9.12	12.93
All-in cash cost per payable ounce of silver	13.95	12.33	9.50	13.21

1 presented on a cash basis

Management’s Discussion and Analysis Page - 25

Caylloma Mine All-in Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q3 2015	YTD Q3 2015	Q3 2014	YTD Q3 2014
Cash cost applicable per payable ounce	2,725	8,611	3,280	10,708
Government royalty and mining tax	154	535	241	674
Workers’ participation	(46)	398	361	786
Selling, general and administrative expenses (operations)	570	1,955	803	2,550
Adjusted operating cash cost	3,403	11,499	4,685	14,718
Sustaining capital expenditures[1]	2,191	4,928	2,598	6,572
Brownfields exploration expenditures[1]	119	352	162	693
All-in sustaining cash cost	5,713	16,779	7,445	21,983
Non-sustaining capital expenditures[1]	108	141	(65)	(13)
All-in cash cost	5,821	16,920	7,380	21,970
Payable ounces of silver operations	372,789	1,303,326	559,291	1,574,685
All-in sustaining cash cost per payable ounce of silver	15.33	12.87	13.31	13.96
All-in cash cost per payable ounce of silver	15.61	12.98	13.20	13.95

1 presented on a cash basis

Adjusted net (loss) income (non-GAAP financial measure)

The Company uses the financial measure of “adjusted net (loss) income” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information and information obtained from conventional IFRS measures to evaluate the Company’s performance. The term “adjusted net (loss) income” does not have a standardized meaning prescribed by the IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies.

	Expressed in $ millions
	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
NET INCOME FOR THE PERIOD	$2.6	$7.8	$6.7	$15.5
Items of note, net of tax
Impairment of inventories	0.1	-	0.1	-
ADJUSTED NET INCOME FOR THE PERIOD (1)	2.7	7.8	6.8	15.5

(1) A non-GAAP financial measure

Additional measures (non-GAAP financial measures)

The Company uses other financial measures whose presentation is not meant to be a substitute for other subtotals or totals presented in accordance with the IFRS measures but that rather should be evaluated in conjunction with IFRS measures. The following other financial measures are used: operating cash flow per share before changes in working capital, mine operating earnings, and EBITDA. The terms described below do not have standardized meanings prescribed by the IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that its presentation provides useful information for investors.

Management’s Discussion and Analysis Page - 26

Operating cash flow per share before changes in working capital (non-GAAP financial measure)

	Expressed in $’000’s (except per share measures)
	Three months ended September		Nine months ended September 30,
	2015	2014	2015	2014
Net income for the period	$2,592	$7,824	$6,682	$15,545
Items not involving cash	8,528	10,831	30,989	36,585
	$11,120	$18,655	$37,671	$52,130
Income taxes paid	(3,120)	(929)	(17,479)	(2,527)
Interest expense paid	(421)	-	(693)	(4)
Interest income received	91	58	268	188

Cash generated by operating activities before changes in working capital	$7,670	$17,784	$19,767	$49,787
Divided by
Weighted average number of shares (‘000’s)	129,079	127,097	128,957	126,479

Operating cash flow per share before changes in working capital (1)	$0.06	$0.14	$0.15	$0.39

(1) A non-GAAP financial measure

Mine operating earnings (non-GAAP financial measure)

	Expressed in $’000’s
	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Sales	$39,041	$46,384	$117,716	$136,183
Cost of sales	28,708	29,664	84,400	85,982
Mine operating earnings (1)	$10,333	$16,720	$33,316	$50,201

(1) A non-GAAP financial measure

Management’s Discussion and Analysis Page - 27

EBITDA (non-GAAP financial measure)

	Expressed in $’000’s
	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Net Income	$2,592	$7,824	$6,682	$15,545
Add back: Net finance expense	537	239	813	646
Add back: Depreciation, depletion, and amortization	6,633	6,236	19,476	17,938
Add back: Income taxes	2,970	5,138	11,340	13,906
Add back: Share-based payments	(1,461)	(795)	514	5,248
Add back: Other	212	52	229	88
EBITDA (1)(2)	$11,483	$18,694	$39,054	$53,371

(1) A non-GAAP financial measure

(2) EBITDA is net income before interest, taxes, depreciation, depletion, and amortization, unrealized gains and losses on hedge contracts, and share based payment

Liquidity and Capital Resources

Third Quarter 2015 Liquidity and Capital Resources

The capital of the Company consists of equity and an available credit facility, net of cash. The Board of Directors has not established a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company’s cash and cash equivalents at September 30, 2015, totaled $67.2 million (December 31, 2014:  $42.9 million), and its short term investments totaled $42.6 million (December 31, 2014: $34.4 million).

During Q3 2015, cash and cash equivalents increased $26.3 million (Q3 2014: increased $10.2 million) and was comprised the following:

	Three months ended September 30,
(Expressed in $ millions)	2015	2014	Change
Net cash provided by operating activities	$17.9	$19.7	$(1.8)
Net cash provided by (used in) investing activities	8.4	(10.5)	18.9
Net cash (used in) provided by financing activities	-	1.0	(1.0)
Effect of exchange rate changes on cash and cash equivalents	-	(0.3)	0.3
INCREASE IN CASH AND CASH EQUIVALENTS	$26.3	$10.2	$16.1

Note: Figures may not add due to rounding

During the three months ended September 30, 2015 and 2014, net cash provided by operating activities included income taxes paid and interest expense paid and income received as follows:

Management’s Discussion and Analysis Page - 28

	Three months ended September 30,
(Expressed in $ millions)	2015	2014	Change
Cash provided by operating activities before interest and income	$21.4	$20.6	$0.8
Income taxes paid	(3.1)	(0.9)	(2.2)
Interest expense paid	(0.4)	-	(0.4)
Interest income received	0.1	0.1	-
Net cash provided by operating activities	$17.9	$19.7	$(1.8)

Note: Figures may not add due to rounding

Cash provided by the Company in investing activities for Q3 2015 totaled $8.4 million (Q3 2014: used in, $10.5 million) and comprised the following:

•

$26.4 million (Q3 2014: net purchases of $2.6 million) in net redemption of short term investments;

•

$3.3 million in net advances (Q3 2014: net receipts of $0.5 million) on deposits on long term assets; and,

•

$14.7 million (Q3 2014: $8.4 million) in expenditures on mineral properties, plant and equipment comprising the following expenditures:

Three months ended September 30, 2015
(Expressed in $ millions)	Bateas	Cuzcatlan	Consolidated
Plant and equipment	$0.7	$3.3	$4.0
Dry stack tailings deposit project	-	6.3	6.3
Equipment and infrastructure	0.7	9.6	10.3
Infill drilling	-	0.1	0.1
Mine development	1.6	1.3	2.9
Brownfields exploration	0.1	1.3	1.4
	$2.4	$12.3	$14.7

Cash provided by financing activities was $nil (Q3 2014: provided by, $1.0 million) and comprised net proceeds on the issuance of common shares of $nil (Q3 2014: $1.0 million).

Nine Months 2015 Liquidity and Capital Resources

On April 1, 2015, the Company drew down a $40.0 million term credit facility from the Bank of Nova Scotia. (Refer to Liquidity Risk discussed further below.)

On March 26, 2015, the Company entered into an interest rate swap of $40 million and notional amount of $40 million, effective date of April 1, 2015 and expires on March 25, 2019 matching the maturity of the bank loan (refer to Note 9).  The interest rate swap was entered into to hedge the variable interest rate risk on the bank loan.  The interest rate swap is designated as a cash flow hedge for forecasted variable interest rate payments.

The fixed rate on the interest rate swap is 1.52% and the floating amount is based on the one month LIBOR rate.  The interest rate swap is settled on a monthly basis and the settlement is the difference between the fixed and floating interest rate on a net basis.

Management’s Discussion and Analysis Page - 29

The interest rate swap will be carried on the balance sheet at fair value (refer to Note 3), with periodic changes in the fair value being recorded in other comprehensive income, to the extent that it is determined to be an effective hedge with the gain or loss being recorded to income for the ineffective portion. Interest expense from the bank loan will be recorded to income.

Working capital for the nine months ended September 30, 2015, increased $30.2 million, to $112.6 million (December 31, 2014: $82.4 million). This reflects the proceeds from a bank loan of $39.4 million.

The increase in working capital resulted from cash and cash equivalents of $24.4 million, an increase in short term investments of $8.2 million, an increase in income tax receivable of $2.2 million, and a decrease in income tax payable of $7.8 million. The increase in working capital was offset by decreases in, in accounts receivable and other assets of $4.3 million, in prepaid expenses of $0.6 million, and in inventories of $2.0 million and by increases in accounts payable of $4.6 million, in derivative liabilities of $0.8 million, and in provisions of $0.1 million.

During the nine months ended September 30, 2015, cash and cash equivalents increased $24.7 million (2014: increased $9.1 million) and comprised of the following:

	Nine months ended September 30,
(Expressed in $ millions)	2015	2014	Change
Net cash provided by operating activities	$31.6	$50.9	$(19.3)
Net cash provided by (used in) investing activities	(48.1)	(45.2)	(2.9)
Net cash (used in) provided by financing activities	41.3	3.4	37.9
Effect of exchange rate changes on cash and cash equivalents	(0.4)	(0.3)	(0.1)
INCREASE IN CASH AND CASH EQUIVALENTS	$24.7	$9.1	$15.6

Note: Figures may not add due to rounding

During the nine months ended September 30, 2015 and 2014, net cash provided by operating activities included income taxes paid, interest expense paid, and income received as follows:

	Nine months ended September 30,
(Expressed in $ millions)	2015	2014	Change
Cash provided by operating activities before interest and income	$49.5	$53.2	$(3.7)
Income taxes paid	(17.5)	(2.5)	(15.0)
Interest expense paid	(0.7)	-	(0.7)
Interest income received	0.3	0.2	0.1
Net cash provided by operating activities	$31.6	$50.9	$(19.3)

Note: Figures may not add due to rounding

For the nine months ended September 30, 2015 and 2014, net cash provided by operating activities included the following non-cash working capital items:

Management’s Discussion and Analysis Page - 30

	Nine months ended September 30,
(Expressed in $ millions)	2015	2014	Change
Cash generated by operating activities before changes in working capital	$19.8	$49.8	$(30.0)
Changes in non-cash working capital items
Accounts receivable and other assets	$4.6	$(5.7)	$10.3
Prepaid expenses	0.6	0.7	(0.1)
Inventories	1.6	0.4	1.2
Trade and other payables	5.2	5.8	(0.6)
Provisions	(0.1)	(0.2)	0.1
Changes in non-cash working capital	$4.6	$33.7	$(29.1)
Net cash provided by operating activities	$31.6	$50.9	$(19.3)

Note: Figures may not add due to rounding

Cash used by the Company in investing activities for the nine months ended September 30, 2015, totaled $48.1 million (2014: $45.2 million) and comprised the following:

•

$9.1 million (2014: net purchases of $14.8 million) in net purchases of short term investments;

•

$7.5 million in net advances (2014: net receipts of $1.1 million) on deposits on long term assets; and,

•

$31.5 million (2014: $31.5 million) in expenditures on mineral properties, plant and equipment,  representing an increase of $nil over the prior year nine month period and is comprising the following expenditures:

Nine months ended September 30, 2015
(Expressed in $ millions)	Bateas	Cuzcatlan	Consolidated
Plant and equipment	$1.5	$5.0	$6.5
Dry stack tailings deposit project	-	12.8	12.8
Equipment and infrastructure	1.5	17.8	19.3
Infill drilling	-	1.5	1.5
Mine development	3.6	3.7	7.3
Brownfields exploration	0.3	3.1	3.4
	$5.4	$26.1	$31.5

During the nine months ended September 30, 2015, cash provided by financing activities totaled $41.3 million (2014: $3.4 million) and comprised the proceeds from a bank loan of $39.4 million (Q3 2014: $nil); net proceeds on the issuance of common shares of $1.9 million (2014: $3.6 million); and repayments of finance lease obligations of $nil (2014: $0.2 million).

Management’s Discussion and Analysis Page - 31

Contractual Obligations

The Company expects the following maturities of its financial liabilities (including interest), finance leases, and other contractual commitments:

	Expressed in $ millions
	Expected payments due by period as at September 30, 2015
	Less than 1 year	1 - 3 years	4 -5 years	After 5 years	Total
Trade and other payables	$26.1	$-	$-	$-	$26.1
Bank loan	-	-	39.5	-	39.5
Derivative liabilities	0.8	-	-	-	0.8
Income tax payable	1.9	-	-	-	1.9
Other liabilities	-	4.4	-	-	4.4
Operating leases	0.6	0.7	-	-	1.3
Provisions	0.9	1.4	1.4	11.5	15.2
	$30.3	$6.5	$40.9	$11.5	$89.2

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.

Capital Commitments (expressed in $’000’s)

As at September 30, 2015, $15,038 of capital commitments not disclosed elsewhere in the Financial Statements, and forecasted to be expended within one year, included $4,443 for the dry stack tailing dam and $10,595 for the plant expansion at the San Jose property.

Other Commitments (expressed in $’000’s)

The Company has a contract to guarantee the power supply at its Caylloma Mine.  Under the contract, the seller is obligated to deliver a "maximum committed demand" (for the present term this stands at 3,500 kW) and the Company is obligated to purchase subject to exemptions under provisions of "Force Majeure".  The contract period is 15 years and expires in 2022, after that it is automatically renewed for periods of two years. Renewal can be avoided without penalties by notification 10 months in advance of the renewal date.

Tariffs are established annually by the energy market regulator in accordance with applicable regulations in Peru.  The minimum committed demand is $19 per month, and the average monthly charge for 2015 is $180.

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.

The expected payments due by period, as at September 30, 2015, are as follows:

Management’s Discussion and Analysis Page - 32

	Expressed in $’000’s
	Expected payments due by period as at September 30, 2015
	Less than 1 year	1 - 3 years	4 -5 years	Total
Office premises – Canada	$114	$341	$29	$484
Office premises – Peru	333	226	-	559
Office premises – Mexico	8	-	-	8
Total office premises	$455	$567	$29	$1,051
Computer equipment – Peru	152	68	-	220
Computer equipment – Mexico	10	-	-	10
Total computer equipment	$162	$68	$-	$230
Machinery – Mexico	-	59	-	59
Total machinery	$-	$59	$-	$59
Total operating leases	$617	$694	$29	$1,340

Tax Contingencies (expressed in $’000’s)

The Company has been assessed taxes and related interest and penalties by the Peruvian tax authority, SUNAT, for tax years 2010, 2011, and 2012, in the amounts of $1,077, $686, and $102, respectively, for a total of $1,865.  The Company is currently appealing the assessments and believes the appeals will be ruled in favor of the Company.  The Company has provided a guarantee by way of a letter bond in the amount of $817. This bank letter of guarantee expires on September 8, 2016.

The Company’s foreign trade operations for tax years 2011 to 2014 are under review by the Mexican Tax Administration Service (SAT). The Company is facing an administrative customs procedure (PAMA) for specific temporary import documents (pediments). The Company has presented a written response and the final resolution is pending. During the third quarter of 2015, the Company has paid $190 in customs excise taxes and $115 in VAT, for a total of $305.

Other Contingencies

The Company is subject to various investigations, claims, legal, labor and tax proceedings covering matters that arise in the ordinary course of business activities.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably for the Company.  Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company.  In the opinion of management, none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.

Guarantees and Indemnifications (expressed in $’000’s)

The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made. Indemnifications that the Company has provided include the obligation to indemnify the following:

Management’s Discussion and Analysis Page - 33

➢

directors and officers of the Company and its subsidiaries for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company; and,

➢

certain vendors of an acquired company for obligations that may or may not have been known at the date of the transaction.

The dollar value of guarantees and indemnifications cannot be reasonably estimated.

The Caylloma Mine closure plan was approved in November 2009 with total closure costs of $3,587 of which $1,756 was subject to annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years based on the estimated life of the mine.  In March 2013, the closure plan was updated with total closure costs of $7,996 of which $4,167 was subject to annual collateral in the form of a letter of guarantee.   In August 2015, the closure plan was again updated with total closure costs of $7,770, of which $4,167 is subject to annual collateral in the form of a letter of guarantee.

Scotiabank Peru, a third party, has established a bank letter of guarantee in the amount of $1,842 (2014: $1,842), on behalf of Bateas, in favor of the Peruvian mining regulatory agency in compliance with local regulation and to collateralize Bateas’s mine closure plan. This bank letter of guarantee expires on December 31, 2015.

Scotiabank Peru, a third party, has established a bank letter of guarantee in the amount of $3 (2014: $3), on behalf of Bateas, in favor of the Peruvian Energy and Mining Ministry to collateralize Bateas’s regulatory compliance with an electric transmission line project. This bank letter of guarantee expires on December 6, 2015.

Scotiabank Peru, a third party, has established a bank letter of guarantee in the amount of $55 (2014: $58), for office rental, on behalf of Bateas, in favor of Centro Empresarial Nuevo Mundo S.A.C. This bank letter of guarantee expires on July 15, 2016.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Transactions (expressed in $’000’s)

a)

Purchase of Goods and Services

The Company entered into the following related party transactions:

Management’s Discussion and Analysis Page - 34

	Expressed in $’000’s
	Three months ended September 30,		Nine months ended September 30,
Transactions with related parties	2015	2014	2015	2014
Salaries and wages [1,2]	$31	$17	$94	$68
Other general and administrative expenses [2]	33	15	110	92
Computer equipment [2]	9	-	9	-
	$73	$32	$213	$160

1 Salaries and wages includes employees’ salaries and benefits charged to the Company based on a percentage of the estimated hours worked for the Company.

2 Radius Gold Inc. (“Radius”) has directors in common with the Company and shares office space, and is reimbursed for general overhead costs incurred on behalf of the Company. Gold Group Management Inc. (“Gold Group”), which is owned by a director in common with the Company, provides various administrative, management, and other related services.

In 2015, the Company paid $50 cash to Radius under the option to acquire a 60% interest in the Tlacolula silver project located in the State of Oaxaca, Mexico.

b)

Key Management Compensation

Key management includes all persons named or performing the duties of Vice-President, Chief Financial Officer, President, Chief Executive Officer, and non-executive Directors of the Company.  The compensation paid or payable to key management for services is shown below:

	Expressed in $’000’s
	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Salaries and other short term employee benefits	$843	$765	$3,071	$3,536
Directors fees	90	89	276	293
Consulting fees	34	41	107	123
Share-based payments	(1,415)	(854)	442	4,741
	$(448)	$41	$3,896	$8,693

  Consulting fees includes fees paid to two non-executive directors in both 2015 and 2014.

c)

Period End Balances Arising From Purchases of Goods/Services

	Expressed in $’000’s
Amounts due to related party	September 30, 2015	December 31, 2014
Owing to a company with common directors [3]	$17	$9

3 Owing to Gold Group Management Inc. (“Gold Group)” who has a director in common with the Company.

Management’s Discussion and Analysis Page - 35

Significant Accounting Judgments and Estimates

The preparation of the unaudited condensed interim consolidated financial statements (“Financial Statements”) requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the Financial Statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. The Financial Statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.

Critical Judgments

•

The analysis of the functional currency for each entity of the Company. In concluding that the United States dollar functional currency for its Canadian, Peruvian and Mexican, and Barbados entities, management considered the currency that mainly influences the sales and costs of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

•

In concluding when commercial production has been achieved, the Company considered the following factors:

•

all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;

•

the mine or mill is operating as per design capacity and metallurgical recoveries were achieved; and,

•

the ability to sustain ongoing production of ore at a steady or increasing level.

•

The identification of reportable segments, basis for measurement and disclosure of the segmented information.

•

The determination of estimated useful lives and residual values of tangible and long lived assets and the measurement of depreciation expense.

•

The identification of impairment indicators, cash generating units and determination of carrying value or fair value less cost to sell and the write down of tangible and long lived assets.

•

Measurement of financial instruments involve significant judgments related to interpretation of the terms of the instrument, identification, classification, impairment and the overall measurement to approximate fair values.

ii.

Estimates

•

the recoverability of amounts receivable which are included in the consolidated statements of financial position;

•

the estimation of assay grades of metal concentrates sold in the determination of the carrying value of accounts receivable which are included in the consolidated statements of financial position and included as sales in the consolidated statements of income;

Management’s Discussion and Analysis Page - 36

•

the determination of net realizable value of inventories on the consolidated statements of financial position;

•

the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of income;

•

the determination of mineral reserves and the portion of mineral resources expected to be extracted economically, carrying amount of mineral properties, and depletion of mineral properties included in the consolidated statements of financial position and the related depletion included in the consolidated statements of income;

•

the review of tangible and intangible assets carrying value, the determination of whether these assets are impaired and the measurement of impairment charges or reversals which are included in the consolidated statements of income;

•

the assessment of indications of impairment of each mineral property and related determination of the net realizable value and write-down of those properties where applicable;

•

the determination of the fair value of financial instruments and derivatives included in the consolidated statements of financial position;

•

the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for share-based compensation expense in the consolidated statements of income;

•

the provision for income taxes which is included in the consolidated statements of income and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position;

•

the recognition of deferred income tax assets, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes included in the consolidated statement of financial position;

•

the inputs used in determining the net present value of the liability for provisions related to decommissioning and restoration included in the consolidated statements of financial position; and,

•

the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position.

Financial Instruments and Related Risks (expressed in $’000’s)

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

a)

Fair Value Measurements of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Management’s Discussion and Analysis Page - 37

During the three and nine months ended September 30, 2015, there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

i.

Assets and Liabilities Measured At Fair Value on a Recurring Basis

Fair Value Measurements

	Expressed in $’000’s

	Quoted Prices in Active Markets for Identical Assets	Significant and Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair
At September 30, 2015	Level 1	Level 2	Level 3	Value
Cash and cash equivalents	$67,241	$-	$-	$67,241
Short term investments	42,636	-	-	42,636
Trade receivable from concentrate sales [1]	-	13,908	-	13,908
	$109,877	$13,908	$-	$123,785

1 Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

1 The Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange (“LME”) for zinc and lead, the average London Bullion Market Association A.M. and P.M. fix (“London A.M. fix” and “London P.M. fix”) for gold and silver, and the London Bullion Market Association P.M. fix (“London P.M. fix”) for gold and silver.

	Quoted Prices in Active Markets for Identical Assets	Significant and Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair
At December 31, 2014	Level 1	Level 2	Level 3	Value
Cash and cash equivalents	$42,867	$-	$-	$42,867
Short term investments	34,391	-	-	34,391
Trade receivable from concentrate sales [1]	-	16,573	-	16,573
	$77,258	$16,573	$-	$93,831

Management’s Discussion and Analysis Page - 38

ii.

Fair Value of Financial Assets and Liabilities

	Expressed in $’000’s
	September 30, 2015		December 31, 2014
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Trade receivable from concentrate sales [2]	$13,908	$13,908	$16,573	$16,573
Advances and other receivables [3]	1,364	1,364	2,226	2,226
	$15,272	$15,272	$18,799	$18,799
Financial liabilities
Derivative liabilities [1]	$791	$791	$-	$-
Other liabilities [3]	929	929	38	38
	$1,720	$1,720	$38	$38

1 Derivative assets and derivative liabilities includes interest rate swaps. The fair value of the derivative assets reflect observable LIBOR and hereby classified within Level 2 of the fair value hierarchy.

2 Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

3 Advances and other receivables and other liabilities are recorded at amortized costs. The fair value of other assets and other liabilities are primarily determined using quoted market prices, and the balances include the current portion of other assets and other liabilities, respectively.

b)

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, Peru and Mexico and a portion of its expenses are incurred in Canadian dollars, Peruvian nuevo soles, and Mexican pesos.  A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s income, financial position, or cash flows.  The Company has not hedged its exposure to currency fluctuations.

As at September 30, 2015, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Peruvian nuevo soles and Mexican pesos (all amounts are expressed in thousands of Canadian dollars, thousands of Peruvian nuevo soles or thousands of Mexican pesos):

Management’s Discussion and Analysis Page - 39

	Expressed in ‘000’s
	September 30, 2015				December 31, 2014
	Canadian Dollars	Nuevo Soles		Mexican Pesos	Canadian Dollars	Nuevo Soles		Mexican Pesos
Cash and cash equivalents	$10,602	S/.	4,513	$78,933	$2,695	S/.	8,633	$56,739
Short term investments	-		-	-	7,696		-	-
Accounts receivable and other assets	64		3,317	6,967	897		3,742	15,692
Income tax receivable	-		2,002	37,626	-		448	-
Deposits on long term assets and long term borrowing costs	-		-	60,868	71		-	19,096
Trade and other payables	(1,840)		(11,997)	(142,735)	(2,231)		(12,387)	(117,848)
Provisions, current	-		(1,097)	(10,354)	-		(767)	(8,138)
Income tax payable	-		-	(32,738)	-		(37)	(143,426)
Other liabilities	(4,591)		-	(718)	(5,376)		-	(563)
Provisions	-		(23,911)	(70,662)	-		(20,710)	(73,001)
Total	$4,235	S/.	(27,173)	$(72,813)	$3,752	S/.	(21,078)	$(251,449)
Total US$ equivalent	$3,158		$(8,431)	$(4,281)	$3,226		$(7,052)	$(17,084)

Based on the above net exposure as at September 30, 2015, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, as follows: impact to other comprehensive income of $351 (2014: $358) and an impact to net income of $1,413 (2014: $2,682).

The sensitivity analyses included in the table above should be used with caution as the results are theoretical, based on management’s best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance.  In addition, in deriving this analysis, the Company has made assumptions based on the structure and relationship of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant.  Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on earnings.

c)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash and cash equivalents and short term investments are held through large Canadian, international, and foreign national financial institutions.  These investments mature at various dates within one year.  All of the Company’s trade accounts receivables from concentrate sales are held with large international metals trading companies.

The Company’s maximum exposure to credit risk as at September 30, 2015 is as follows:

Management’s Discussion and Analysis Page - 40

	Expressed in ‘000’s
	September 30, 2015	December 31, 2014
Cash and cash equivalents	$67,241	$42,867
Short term investments	42,636	34,391
Accounts receivable and other assets	15,698	19,905
Income tax receivable	2,833	680
	$128,408	$97,843

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the same period in the prior year.

d)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows.  The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans.  The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

On March 25, 2015, the Company entered into an amended and restated credit agreement with the Bank of Nova Scotia for a $60.0 million senior secured financing (“credit facility”) consisting of a $40.0 million term credit facility with a 4 year term and a $20.0 million revolving credit facility for a two year period.  The credit facility is secured by a first ranking lien on Bateas, Cuzcatlan, Continuum, and Barbados, and their assets and bears interest and fees at prevailing market rates. In the event that utilization under the credit facility is less than $10.0 million, a commitment fee of 1.0% per annum is payable quarterly on the unutilized portion of the available credit facility.

On April 1, 2015, the $40.0 million term credit facility was drawn down.

While the term credit facility remains unpaid, the Company is required to maintain the following financial covenants:

•

Total debt to EBITDA of not greater than 3:1 calculated on a rolling four fiscal quarter basis and measured at the end of each fiscal quarter of the Company; and,

•

Minimum tangible net worth in an amount equal to the sum of (a) 85% of the tangible net worth as at June 30, 2014, plus (b) 50% of positive quarterly net income earned after June 30, 2014 plus (c) 50% of the value of any equity interests issued by the Company after June 30, 2014.

(Refer to Contractual Obligations for the expected payments due as at September 30, 2015.)

Significant Changes, Including Initial Adoption of Accounting Standards

There were no significant accounting standards or interpretations along with any consequential amendments required for the Company to adopt for the period ended September 30, 2015.

Management’s Discussion and Analysis Page - 41

New Accounting Standards

The Company is currently assessing the impact of adopting the following new accounting standards, noted below, on the Company’s Financial Statements.

IFRS 10, Consolidated Financial Statements, and IAS 28, Investments in Associates and Joint Ventures (2011) (Amendment)

On September 11, 2014, the IASB issued narrow-scope amendments to IFRS 10, Consolidated Financial Statements, and IAS 28, Investments in Associates and Joint Ventures (2011). The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. The amendments will be effective from annual periods commencing on or after January 1, 2016.

IFRS 11 Joint Arrangements (Amendment)

The amendment to IFRS 11 Joint Arrangements adds new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments specify the appropriate accounting treatment for such acquisitions.  The amendments are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.  Transactions before the adoption date are grandfathered.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets (Amendment)

The amendment to IAS 16 Property, plant and equipment and IAS 38 Intangible assets on depreciation and amortisation clarifies that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The amendment also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. The amendment is effective for annual periods starting on or after January 1, 2016, with earlier application permitted.

IFRS 15 Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts.   IFRS 15 is effective for annual periods starting on or after January 1, 2017, with earlier application permitted. On July 22, 2015, the IASB has proposed to amend the start date to January 1, 2018.

IFRS 9 Financial Instruments - Classification and Measurement

IFRS 9, Financial Instruments: IFRS 9 introduces the new requirements for the classification, measurement and de-recognition of financial assets and financial liabilities.  The amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

Management’s Discussion and Analysis Page - 42

IFRS 9 Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39) (Amendment)

The amendment to IFRS 9 Financial Instruments which includes the new hedge accounting requirements and some related amendments to IAS 39 Financial Instruments; Recognition and Measurement and IFRS 7 Financial Instruments; Disclosures.  IFRS 9 (2013) also replicates the amendments in IAS 39 in respect of novations. The amendments allow for early adoption of the requirement to present fair value changes due to own credit on liabilities designated as at fair value through profit or loss to be presented in other comprehensive income. The amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

IFRS 9 Financial Instruments - Expected Credit Losses

On 24 July 2014, the International Accounting Standards Board (IASB) issued the final version of IFRS 9 Financial Instruments, bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The amendments are effective for annual periods beginning on or after January 1, 2018.  Entities will also have the option to early apply the accounting for own credit risk-related fair value gains and losses arising on financial liabilities designated at fair value through profit or loss without applying the other requirements of IFRS 9.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com and the Company’s website at www.fortunasilver.com.

Share Position and Outstanding Warrants and Options

The Company’s outstanding share position as at November 9, 2015 is 129,080,567 common shares. In addition, 3,265,355 incentive stock options are currently outstanding as follows:

Type of Security	No. of Shares	Exercise Price (CAD$)	Expiry Date

Incentive Stock Options:	160,000	$1.35	February 5, 2016
	10,000	$1.75	May 8, 2016
	869,120	$3.38	May 29, 2016
	103,800	$1.55	July 5, 2016
	250,000	$2.22	January 11, 2017
	49,084	$6.67	February 20, 2017
	659,382	$4.30	March 23, 2017
	242,000	$0.85	October 5, 2018
	20,000	$0.85	November 5, 2018
	901,969	$4.79	March 18, 2020
TOTAL OUTSTANDING OPTIONS:	3,265,355

Management’s Discussion and Analysis Page - 43

Other Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Annual Information Form for the year ended December 31, 2014 available at www.sedar.com and www.sec.gov/edgar.shtml.

Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s  disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators (“CSA”) as of September 30, 2015, and have concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 and Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and Canadian securities laws and (ii) accumulated and communicated to them Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability and integrity of the Company’s financial information and the preparation of its financial statements in accordance with IFRS as issued by the IASB.

The Company’s management, including its CEO and CFO, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projection of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

There has been no change in the Company’s internal control over financial reporting that occurred during the year that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management concludes that, as of September 30, 2015, the Company’s internal control over financial reporting was effective and no material weaknesses were identified.

Qualified Persons

Thomas I. Vehrs, Ph.D., Vice President of Exploration, is a Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101.  Dr. Vehrs is a Founding Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME Registered Member Number 3323430RM) and is responsible for ensuring that the technical information contained in this Management’s Discussion and Analysis is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines Inc.

Management’s Discussion and Analysis Page - 44

Cautionary Statement on Forward-Looking Statements

This MD&A and any documents incorporated by reference into this MD&A contain forward-looking statements which constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements.  The Forward-looking Statements in this MD&A include, without limitation, statements relating to:

•

mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;

•

timing of the completion of construction activities at the Company’s properties and their completion on budget;

•

production rates at the Company’s properties;

•

cash cost estimates;

•

timing for delivery of materials and equipment for the Company’s properties;

•

the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities;

•

the Company’s planned processing and estimated major investments for mine development, plant expansion, filter facility and dry stack tailings deposit project, and brownfields exploration at the San Jose property during 2015;

•

the Company’s planned processing and estimated major investments for mine development, plant optimization and brownfields exploration at the Caylloma property during 2015;

•

maturities of the Company’s financial liabilities, finance leases and other contractual commitments;

•

expiry dates of bank letters of guarantee;

•

estimated mine closure costs; and

•

management’s expectation that any investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company.

Often, but not always, these Forward-looking Statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others:

•

uncertainty of mineral resource and reserve estimates;

•

risks associated with mineral exploration and project development;

•

operational risks associated with mining and mineral processing;

Management’s Discussion and Analysis Page - 45

•

uncertainty relating to concentrate treatment charges and transportation costs;

•

uncertainty relating to capital and operating costs, production schedules, and economic returns;

•

uncertainties relating to general economic conditions;

•

competition;

•

substantial reliance on the Caylloma and San Jose mines for revenues;

•

risks related to the integration of businesses and assets acquired by the Company;

•

risks associated with potential legal proceedings;

•

changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business;

•

fluctuations in metal prices;

•

risks associated with entering into commodity forward and option contracts for base metals production;

•

environmental matters including potential liability claims;

•

reliance on key personnel;

•

potential conflicts of interest involving the Company’s directors and officers;

•

property title matters;

•

dilution from further equity financing;

•

currency exchange rate fluctuations;

•

adequacy of insurance coverage;

•

sufficiency of  monies allotted for land reclamation ; and

•

potential legal proceedings;

as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in the Company’s Annual Information Form filed with the Canadian Securities Administrators and available at www.sedar.com and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml.

Forward-looking Statements contained in this MD&A are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to:

•

all required third party contractual, regulatory and governmental approvals will be obtained for the exploration, development, construction and production of its properties;

•

there being no significant disruptions affecting operations, whether relating to labor, supply, power, damage to equipment or other matter;

•

permitting, construction, development and expansion proceeding on a basis consistent with the Company’s current expectations;

•

expected trends and specific assumptions regarding metal prices and currency exchange rates;

•

prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels;

•

production forecasts meeting expectations;

•

the accuracy of the Company’s current mineral resource and reserve estimates;

Management’s Discussion and Analysis Page - 46

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These forward-looking statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking-statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects.  Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and reserve and resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies.  In particular, the term “resource” does not equate to the term “reserves”.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC.  Readers are cautioned not to assume that resources will ever be converted into reserves.  Readers should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  Readers should also not assume that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Readers are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as “reserves” under SEC standards.  Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.

Management’s Discussion and Analysis Page - 47